AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 9, 1998

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                    --------

                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                             LCI INTERNATIONAL, INC.
             (Exact Name of Registrant as Specified in Its Charter)


                      DELAWARE                            13-3498232
(State of Incorporation or Organization)              (I.R.S. Employer
                                                      Identification no.)

             8180 GREENSBORO DRIVE
                MCLEAN, VIRGINIA                           22102
(Address of Principal Executive Offices)                  (Zip Code)

If this form relates to the                    If this form relates to the
registration  of a class of debt               registration  of a class of
securities and is effective upon               debt securities and is to
filing  pursuant to General  Instruction       become effective  simultan-
A(c)(1), please check the following box.|_|    eously with the effective-
                                               ness of a concurrent registration
                                               statement under the Securities
                                               Act of 1933 pursuant to General
                                               Instruction A(c)(2), please
                                               check the following box.|_|


Securities to be registered pursuant to Section 12(b) of the Act:

              Title of each class               Name of each exchange on which
              to be registered                  class is to be registered

    Preferred Stock Purchase Rights             New York Stock Exchange

-------------------------------------          --------------------------------

     Securities to be registered pursuant to Section 12(g) of the Act: None
                                (Title of Class)

This document contains 10 pages. The Exhibit Index is located on page 7.


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Item 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

Preferred Stock Purchase Rights

         On January 21, 1997, the Board of Directors of LCI International, Inc. (the "Company") authorized the issuance of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $0.01 per share (the "Common Stock"), of the Company. The distribution is payable to the stockholders of record at the close of business on January 22, 1997 (the "Record Date"), which is also the payment date, and with respect to all shares of Common Stock that become outstanding after the Record Date and prior to the earliest of the Distribution Date (as defined below), the redemption of the Rights, the exchange of the Rights, or the expiration of the Rights (and, in certain cases, following the Distribution Date). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of a Junior Participating Preferred Stock, par value $0.01 per share, of the Company (the "Preferred Stock") at an exercise price of $100.00 per one one-thousandth of a share of Preferred Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights, and certain defined terms used herein, are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Fifth Third Bank as Rights Agent (the "Rights Agent"), dated as of January 22, 1997.

         Until the earlier to occur of (i) the expiration of the Company's redemption rights on the date of public disclosure that a person or group other than certain Exempt Persons (an "Acquiring Person"), together with persons affiliated or associated with such Acquiring Person (other than those that are Exempt Persons), has acquired, or obtained the right to acquire, beneficial ownership of 15% or more (20% or more in the case of certain acquisitions by institutional investors) of the outstanding Common Stock (the "Stock Acquisition Date") and (ii) the tenth business day after the date (the "Tender Offer Date") of commencement or public disclosure of an intention to commence a tender offer or exchange offer by a person other than an Exempt Person if, upon consummation of the offer, such person could acquire beneficial ownership of 15% or more of the outstanding Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced by Common Stock certificates and not by separate certificates. The Rights Agreement provides that, until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), new Common Stock certificates issued after January 22, 1997, upon transfer or new issuance of shares of Common Stock, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights) the surrender for transfer of any certificate for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and such separate Right Certificates alone will evidence the Rights.

         The Rights will first become exercisable on the Stock Acquisition Date (unless sooner redeemed or exchanged). The Rights will expire at the close of business on January 22, 2007 (the "Expiration Date"), unless earlier redeemed or exchanged by the Company as described below.

         The Purchase Price payable, and the number of shares of Preferred Stock or other securities, cash or other property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend or distribution on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights, options or warrants to subscribe for Preferred Stock or securities convertible into or exchangeable for Preferred Stock at less than the current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends, subject to certain limitations set forth in the Rights Agreement) or of subscription rights or warrants (other than those referred to above). In addition, the Purchase Price payable, and the number of shares of Preferred Stock purchasable, on exercise of a Right is subject to adjustment in the event that the Company should (i) declare or pay any dividend on the Common Stock payable in Common Stock or (ii) effect a subdivision or combination of the Common Stock into a different number of shares of Common Stock.

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock will be issued (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

         In the event that there is public disclosure that an Acquiring Person has become such, proper provision would be made so that each holder of a Right, other than Rights that are or were beneficially owned by the Acquiring Person and certain related persons and transferees (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock (or other securities) having at the time of such transaction a market value of two times the Purchase Price of the Right. In addition, the Company's Board of Directors has the option of exchanging all or part of the Rights (excluding void Rights) for an equal number of shares of Common Stock in the manner described in the Rights Agreement.

         In the event that, at any time following public disclosure that an Acquiring Person has become such, the Company is involved in a merger or other business combination transaction where the Company is not the surviving corporation or where the Common Stock is changed or exchanged or in a transaction or transactions as a result of which 50% or more of its consolidated assets or earning power are sold, proper provision would be made so that each holder of a Right (other than such Acquiring Person and certain related persons or transferees) shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company or the Company, as the case may be, which at the time of such transaction would have a market value of two times the Purchase Price of the Right.

         At any time prior to public disclosure that an Acquiring Person has become such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"), payable in cash, shares (including fractional shares) of Common Stock or any other form of consideration deemed appropriate by the Board of Directors.

         At any time prior to the Distribution Date, the Board of Directors of the Company may amend or supplement the Rights Agreement without the approval of the Rights Agent or any holder of the Rights. From and after the Distribution Date, the Board of Directors of the Company may generally only amend or supplement the Rights Agreement without such approval only to cure ambiguity, correct or supplement any defective or inconsistent provision or change or supplement the Rights Agreement in any manner which shall not adversely affect the interests of the holders of the Rights (other than an Acquiring Person or an affiliate or associate thereof). Immediately upon the action of the Board of Directors providing for any amendment or supplement, such amendment or supplement will be deemed effective.

         The Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled to a minimum preferential quarterly dividend payment, when, as and if declared by the Board of Directors of the Company, equal to the greater of $100 per share and 1,000 times the dividend declared per Common Stock. In the event of liquidation, the holders of the Preferred Stock will be entitled to a preferential liquidation payment equal to $1,000 per share, plus accrued and unpaid dividends. Each share of Preferred Stock will have 1,000 votes per share, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which the Common Stock is exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per Common Stock.

         Exempt Persons include (i) the Company, (ii) any Subsidiary of the Company, (iii) any employee benefit plan of the Company or of any Subsidiary of the Company, (iv) any Person holding Common Stock for any such employee benefit plan or for employees of the Company or of any Subsidiary of the Company pursuant to the terms of any such employee benefit plan, and (v) Warburg, Pincus Capital Company, L.P. ("Warburg Pincus") and its Affiliates and Associates.

         The Rights may have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group (except as described above with respect to an Exempt Person) that attempts to acquire the Company on terms not approved by the Board. The Rights should not interfere with any merger or other business combination approved by the Board of Directors prior to the time a person or group other than an Exempt Person has acquired beneficial ownership of 15% or more of the Common Stock, because until such time the Rights may generally be redeemed by the Company at $.01 per Right.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

         On March 9, 1998, the Company announced that the Company, Qwest Communications International, Inc., a Delaware corporation ("Qwest"), and Qwest 1998-L Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Qwest ("Sub"), had entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which

Sub will merge with and into the Company and all outstanding shares of the Company will be exchanged for shares of common stock of Qwest (the "Merger").

         Immediately prior to the execution of the Merger Agreement, the Company and the Rights Agent executed an amendment to the Rights Agreement (the "Amendment") which provides that the definition of "Acquiring Person" in Section 1 of the Rights Agreement is amended such that Qwest, Sub or any of their affiliates shall not be deemed an Acquiring Person for purposes of the Rights Agreement solely by reason or as a result of the execution or delivery of the Merger Agreement or the consummation of the Merger or any other transaction contemplated by the Merger Agreement.

         This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement (and the exhibits thereto) and the Amendment attached hereto, which is incorporated in this Registration Statement on Form 8-A/A by reference.

ITEM 2. EXHIBITS

         1. Rights Agreement, dated as of January 22, 1997, between LCI International, Inc. and Fifth Third Bank, as Rights Agent, including the form of Certificate of Designation, Preferences and Rights of Junior Participating Preferred Stock, attached thereto as Exhibit A, the form of Rights Certificate attached thereto as Exhibit B and the Summary of Rights attached thereto as Exhibit C. (Incorporated by reference to Exhibit 1 on Form 8-A filed by the Company with the Securities and Exchange Commission on January 22, 1997.

         2. First Amendment to Rights Agreement dated as of March 8, 1998.

                                   SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                             LCI INTERNATIONAL, INC.



                              By: /s/ Lee M. Weiner
                                  -----------------
                                  Name:   Lee M. Weiner
                                  Title:  Vice President


Date:  March 9, 1998

                                  EXHIBIT INDEX


Exhibit
No.         Description                                                 Page No.

1. Rights Agreement, dated as of January 22, 1997, between LCI International, Inc. and Fifth Third Bank, as Rights Agent, including the form of Certificate of Designation, Preferences and Rights of Junior Participating Preferred Stock, attached thereto as Exhibit A, the form of Rights Certificate attached thereto as Exhibit B and the Summary of Rights attached thereto as Exhibit C. (Incorporated by reference to Exhibit 1 on Form 8-A filed by the Company with the Securities and Exchange
            Commission on January 22, 1997.

2.          First  Amendment to Rights  Agreement dated as of
            March 8, 1998.

                                                                       Exhibit 2

                                 FIRST AMENDMENT
                                       TO
                                RIGHTS AGREEMENT


         FIRST AMENDMENT dated as of March 8, 1998 ("this Amendment") between LCI International, Inc., a Delaware corporation (the "Company"), and Fifth Third Bank, as Rights Agent.

         WHEREAS, the above-mentioned parties have previously entered into that certain Rights Agreement dated as of January 22, 1997 (the "Rights Agreement") governing certain preferred stock purchase rights (the "Rights") of the Company's stockholders;

         WHEREAS, the Company is entering into an Agreement and Plan of Merger (the "Merger Agreement"), by and among the Company, Qwest Communications International Inc., a Delaware corporation ("Parent"), and Qwest 1998-L Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("QAI"), pursuant to which QAI will be merged with and into the Company and the Company shall become a wholly-owned subsidiary of Parent (the "Merger");

         WHEREAS, the Board of Directors deems it desirable and in the best interests of its stockholders that the transactions contemplated by the Merger Agreement be consummated;

         WHEREAS, the Merger Agreement provides that prior to the execution of the Merger Agreement, the Board of Directors of the Company shall have approved an amendment to the Rights Agreement to the effect that Parent, QAI and their affiliates shall not become an Acquiring Person (as such term is defined in the Rights Agreement); and

         WHEREAS, such parties wish to amend the Rights Agreement in the manner set forth below.

         NOW, THEREFORE, the parties hereto agree as follows:

         1. All capitalized terms used herein, unless otherwise defined herein, shall have the meanings given them in the Rights Agreement, and each reference in the Rights Agreement to "this Agreement," "hereof," "herein," "hereunder" or "hereby" and each other similar reference shall be deemed to refer to the Rights Agreement as amended hereby. All references to the Rights Agreement in any other agreement between or among any of the parties hereto relating to the transactions contemplated by the Rights Agreement shall be deemed to refer to the Rights Agreement as amended hereby.

         2. The definition of "Acquiring Person" in Section 1 of the Rights Agreement is hereby amended by adding the following provision to the end of the last sentence of paragraph (a)(i) of such definition:

         "and shall not include Parent, QAI or any of their Affiliates or Associates which otherwise would become an Acquiring Person solely by reason or as a result of the execution or delivery of the Merger Agreement or the consummation of the Merger or any other transaction contemplated by the Merger Agreement."

         3. The following definitions are hereby added to Section 1 of the Rights Agreement:

         ""Merger" means the merger of QAI with and into the Company upon the terms and conditions set forth in the Merger Agreement."

         ""Merger Agreement" means the Agreement and Plan of Merger, dated as of March 8, 1998, among the Company, QAI and Parent."

         ""Parent" means Qwest Communications International Inc., a Delaware corporation."

         ""QAI" means Qwest 1998-L Acquisition Corp., a Delaware corporation and a direct, wholly owned subsidiary of Parent."

         4. This Amendment shall be governed by and construed in accordance with the internal laws of the State of Delaware applicable to contracts made and performed entirely in Delaware.

         5. This Amendment may be signed in any number of counterparts, each of which shall be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

         6. Except as expressly amended hereby, the Rights Agreement shall remain in full force and effect.

         IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and their respective corporate seals to be hereunto affixed and attested, all as of the day and year first above written.


                                            LCI INTERNATIONAL, INC.

Attest:

/s/ James D. Heflinger                      By: /s/ H. Brian Thompson
----------------------                          ---------------------
                                            Name: H. Brian Thompson
                                            Title: Chairman of the Board and
                                                   Chief Executive Officer



                                               FIFTH THIRD BANK

Attest:

/s/ Laura H. Wikoff                           By: /s/ Dana H. Hushak
-------------------                               ------------------
                                                  Name:  Dana H. Hushak
                                                  Title: Vice President